Exhibit 99.1

News Release
NYSE, TSX: NTR

November 2, 2020 – all amounts are in US dollars except as otherwise noted

Nutrien Delivers Improved Operating Results

as Ag Fundamentals Continue to Strengthen

Nutrien Ltd. (TSX and NYSE: NTR) announced today its 2020 third quarter results, with a net loss of $587 million ($1.03 diluted loss per share), which includes a non-cash impairment of $823 million, primarily related to our Phosphate operations. Third-quarter adjusted net earnings were $0.23 per share (adjusted EBITDA was $670 million), excluding the impairment. Adjusted net earnings includes a net tax benefit of $48 million ($0.08 per diluted share) related primarily to recoveries of prior year taxes due to US legislative changes. Adjusted net earnings per share and adjusted EBITDA (consolidated), together with the related guidance and potash cash cost of product manufactured are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

“Nutrien delivered another quarter of solid operating results with strong fertilizer sales volumes and exceptional growth of orders through our digital agriculture platform, surpassing $1 billion of sales. Market conditions are improving around the world with higher crop and fertilizer prices, lower expected inventories and strong demand for crop inputs as we finish the year and enter 2021,” commented Chuck Magro, Nutrien’s President and CEO.

Highlights:

•

In the third quarter of 2020, we recognized a non-cash impairment of $823 million associated primarily with our Phosphate assets related to a less favorable long-term outlook for phosphate prices and expected global supply imbalance.

•

Retail delivered 13 percent higher adjusted EBITDA in the first nine months of 2020, over the same period in 2019 as a result of double-digit growth in sales and gross margin. Adjusted EBITDA in the third quarter of 2020 was 15 percent lower due to elevated applications in the same period last year caused by the timing of the growing season, and was further impacted by lower insecticide and fungicide applications this quarter as a result of lower than expected US acreage and dry conditions. Total sales through our leading digital retail platform exceeded $1.0 billion in the first nine months of 2020, more than double our annual goal of $500 million. Digital sales in the first nine months of 2020 accounted for 43 percent of North American sales of products that were available for purchase online.

•

Potash sales volumes in the third quarter and first nine months of 2020 were higher compared to the same periods in 2019, and Nutrien is fully committed on offshore potash sales volumes and well subscribed domestically for the remainder of the year. Potash adjusted EBITDA was down 19 percent and 33 percent in the third quarter and first nine months of 2020 respectively, compared to the same periods last year as strong sales volumes and lower cost of goods sold per tonne were more than offset by lower net realized selling prices. Potash cash cost of product manufactured was $53 per tonne in the third quarter, the second lowest on record and $9 per tonne lower than in the third quarter of 2019.

•

Nitrogen adjusted EBITDA was 21 percent lower in the third quarter and 17 percent lower in the first nine months of 2020 compared to the same periods last year due to lower net realized selling prices and lower industrial sales volumes. We delivered higher sales volumes, lower cost of goods sold and higher ammonia utilization rates (93 percent versus 90 percent) in the first nine months of 2020 compared to the same period last year. In the third quarter, we also made the decision to indefinitely close the smallest of our four ammonia plants in Trinidad. The closure is expected to enhance the competitiveness at that site, and we are now running three plants at normal production levels.

•

Nutrien’s full-year 2020 adjusted net earnings per share and adjusted EBITDA guidance range is narrowed to $1.60 to $1.85 per share and $3.5 billion to $3.7 billion, respectively due to increased visibility in each of our business units to the end of the year.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of November 2, 2020. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2019 Annual Report dated February 19, 2020, which includes our annual audited consolidated financial statements and MD&A and our Annual Information Form, each for the year ended December 31, 2019, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (“SEC”).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2020 (“interim financial statements”) based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise noted. This MD&A contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook

Agriculture and Retail

•	Key crop prices have increased, driven by significant improvements in supply and demand fundamentals. Higher crop prices have boosted North American grower sentiment.

•

The North American harvest progressed at a pace well ahead of the past two years when timing was impacted by late maturing crops and weather delays. This is expected to provide a wider window for growers to plan and apply fall fertilizer compared to the past few fall seasons.

•

Strong Brazilian crop prices and margins provided an incentive to boost summer soybean and Safrinha corn planting. We expect the planted area of these crops to increase by approximately 4 percent and 6 percent respectively. Planting has started slower than normal as a result of dry weather, but we expect a long planting window and high crop prices will motivate farmers to plant.

Crop Nutrient Markets

•

Global potash demand has been strong in 2020 and we continue to expect global potash shipments and consumption to increase by approximately 2 million tonnes from 2019 levels. As a result, we maintain our 2020 shipment forecast between 65 and 67 million tonnes.

•

The prospect of a robust fall application season in North America has supported strong retail-level demand. We expect that potash delivered in North America in the fall of 2020 will largely be applied to ground and that channel inventories will be lower at the end of 2020 compared to recent years. We also expect that strong fall applications in China, driven by historically high crop prices in combination with seasonal increases in compound NPK production, will support strong potash consumption in the remainder of 2020. Meanwhile, demand in India will continue to be supported by the favorable growing conditions and increased minimum support prices for crops.

•

Global urea prices have been relatively stable as Indian import tenders have pulled significant volumes out of the trade market. The pace of Chinese urea exports has recently increased, along with Indian demand, but remains down around 10 percent in the first nine months of the year. North American urea prices are currently discounted relative to the rest of the world, which is seasonally normal, but offshore imports are down more than 25 percent from July to September and prices need to increase significantly to reach import parity. Global ammonia prices have increased driven by improved industrial demand, higher global gas prices and production curtailments in East Asia and Trinidad.

•

Global phosphate prices have trended higher due to strong demand in India and Brazil and trade flow changes related to countervailing duty investigations in the US. We continue to believe the phosphate market is fundamentally oversupplied which could limit a long-term price recovery.

Financial Outlook and Guidance

Based on market factors detailed above, we are narrowing our 2020 adjusted net earnings guidance to $1.60 to $1.85 per share (from $1.50 to $1.90 per share previously) and adjusted EBITDA guidance to $3.5 to $3.7 billion (from $3.5 to $3.8 billion previously). In the third quarter of 2020, we revised the measure with which we evaluate our segments from EBITDA to adjusted EBITDA. This has not had an impact on our segment guidance numbers below.

All guidance numbers, including those noted above are outlined in the tables below. Refer to page 46 of Nutrien’s 2019 Annual Report for related sensitivities.

2020 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$1.60	$1.85

Adjusted EBITDA (billions) [2]	$3.5	$3.7

Adjusted Retail EBITDA (billions)	$1.37	$1.42

Adjusted Potash EBITDA (billions)	$1.1	$1.2

Adjusted Nitrogen EBITDA (billions)	$1.05	$1.10

Adjusted Phosphate EBITDA (millions)	$200	$250

Potash sales tonnes (millions) [3]	12.2	12.5

Nitrogen sales tonnes (millions) [3]	10.9	11.1

Depreciation and amortization (billions)	$1.85	$1.95

Effective tax rate	11%	13%

Sustaining capital expenditures (billions)	$0.9	$1.0

1 See the “Forward-Looking Statements” section.

2 See the “Non-IFRS Financial Measures” section.

3 Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars)	2020	2019	% Change	2020	2019	% Change
Sales	4,205	4,169	1	16,807	16,581	1
Freight, transportation and distribution	204	210	(3)	653	596	10
Cost of goods sold	3,004	2,819	7	12,129	11,558	5
Gross margin	997	1,140	(13)	4,025	4,427	(9)
Expenses	1,719	812	112	3,526	2,628	34
Net (loss) earnings	(587)	141	n/m	143	1,040	(86)
Adjusted EBITDA [1]	670	787	(15)	2,899	3,361	(14)
Free cash flow (“FCF”) [1]	280	329	(15)	1,634	2,019	(19)
FCF including changes in non-cash operating working capital [1]	(888)	333	n/m	34	579	(94)

 1 See the “Non-IFRS Financial Measures” section.

Our third-quarter and first-nine months net (loss) earnings for 2020 were negatively impacted primarily by a non-cash impairment of assets related primarily to our Phosphate operations. Adjusted EBITDA decreased in the same periods due to significantly lower crop nutrient prices that more than offset strong Retail earnings growth and greater operational efficiencies. The COVID-19 pandemic had limited impact on our business during the periods.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and nine months ended September 30, 2020 to the results for the three and nine months ended September 30, 2019, respectively, unless otherwise noted. In the third quarter of 2020, we revised the measure with which we evaluate our segments from EBITDA to Adjusted EBITDA. Adjusted EBITDA provides a better indication of the segments performance as it excludes the impact of impairments and other costs that are centrally managed by our corporate function. We have presented adjusted EBITDA for the comparative periods.

 Retail

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019
Sales
Crop nutrients	780	769	1	179	175	2	23	23
Crop protection products	1,328	1,318	1	256	303	(16)	19	23
Seed	103	60	72	27	17	59	26	28
Merchandise	234	135	73	37	22	68	16	16
Services and other	275	217	27	162	138	17	59	64
	2,720	2,499	9	661	655	1	24	26
Cost of goods sold	2,059	1,844	12
Gross margin	661	655	1
Expenses [1]	669	617	8
Earnings (loss) before finance costs and taxes (“EBIT”)	(8)	38	n/m
Depreciation and amortization	170	152	12
EBITDA / Adjusted EBITDA	162	190	(15)

  1 Includes selling expenses of $669 million (2019 – $601 million).

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019
Sales
Crop nutrients	4,092	4,082	-	894	846	6	22	21
Crop protection products	4,774	4,348	10	960	892	8	20	21
Seed	1,638	1,613	2	305	276	11	19	17
Merchandise	703	387	82	116	65	78	17	17
Services and other	911	620	47	527	425	24	58	69
	12,118	11,050	10	2,802	2,504	12	23	23
Cost of goods sold	9,316	8,546	9
Gross margin	2,802	2,504	12
Expenses [1]	2,157	1,937	11
EBIT	645	567	14
Depreciation and amortization	488	433	13
EBITDA / Adjusted EBITDA	1,133	1,000	13

  1 Includes selling expenses of $2,068 million (2019 – $1,816 million).

•

Adjusted EBITDA was lower in the third quarter of 2020 due primarily to the sales mix and use of crop protection products compared to the delayed season last year which pushed sales into the third quarter in North America. US applications this year were also negatively impacted by lower than expected planted acreage and weather-related events. Adjusted EBITDA in the first nine months of 2020 increased significantly from the same period in 2019 due to strong growth in revenue and gross margins across most product lines. The increase was primarily due to organic growth, aided by more normal weather conditions in the US, as well as from the benefit of acquisitions made over the past year.

Total selling expenses increased in the periods due primarily to acquisitions, including the acquisition of Ruralco Holdings Limited (“Ruralco”). Selling expenses as a percentage of sales were also impacted by lower crop nutrient and seed prices in 2020, which resulted in lower associated sales. Total US selling expenses, excluding depreciation and amortization, were down this quarter relative to the third quarter of last year.

•

Crop nutrients sales were higher in the third quarter and the first nine months of 2020, compared to the same periods in 2019 as higher sales volumes more than offset the impact of lower selling prices. Third quarter sales volumes were 10 percent higher than last year, due to strong applications in Australia which offset lower sales volumes in the US. For the first nine months of 2020, total sales volumes were up 12 percent, with increases across all geographies. Gross margin percentage was stable in the third quarter but higher in the nine-month period due to a larger proportion of higher-margin proprietary product sales.

•

Crop protection products sales in the third quarter and first nine months of 2020 were higher compared to the same periods in 2019, due to acquisitions and continued market share growth. Gross margin percentage decreased in the periods due to the impact of recent acquisitions, including that of Ruralco, which impacted the mix of product sold. There was also a slight reduction in use of higher margin discretionary products such as fungicides and insecticides in the US market due to a combination of weather and market factors.

•

Seed sales in the third quarter and first nine months of 2020 increased from the same period last year due to strong growth in all key markets, including contributions from the Tec Agro Group acquisition in Brazil and Ruralco in Australia. Gross margin percentage decreased in the third quarter of 2020 primarily due to the Ruralco acquisition, while US seed margins in the third quarter strengthened year over year. Gross margin percentage increased in the first nine months of 2020 due to higher margins achieved on soybean and corn sales and fewer replanting discounts compared to the same periods in 2019.

•	Merchandise sales increased in third quarter and first nine months of 2020 due to benefits from the acquisition of the Ruralco business in Australia. Gross margin percentage was stable in the periods.

•

Services and other sales were higher in the third quarter and first nine months of 2020 due to increased contributions from our Australian business. Sales and gross profit in the US declined in the third quarter but margins were slightly stronger. Gross margin percentage decreased in the periods due to product mix changes resulting primarily from the acquisition of Ruralco.

 Potash

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

North America	252	330	(24)	1,426	1,438	(1)	176	229	(23)

Offshore	339	379	(11)	2,252	1,823	24	151	208	(27)

	591	709	(17)	3,678	3,261	13	161	218	(26)

Cost of goods sold	303	303	-				83	94	(12)

Gross margin - manufactured	288	406	(29)				78	124	(37)

Gross margin - other [1]	-	-	-	Depreciation and amortization			34	34	-

Gross margin - total	288	406	(29)	Gross margin excluding depreciation

Expenses [2]	84	86	(2)	and amortization - manufactured [3]			112	158	(29)

EBIT	204	320	(36)	Potash cash cost of product

Depreciation and amortization	124	110	13	manufactured [3]			53	62	(15)

EBITDA	328	430	(24)

Impairment of assets	22	-	n/m
Adjusted EBITDA	350	430	(19)

 1 Includes other potash and purchased products and is comprised of net sales of $Nil (2019 – $Nil) less cost of goods sold of $Nil (2019 – $Nil).

 2 Includes provincial mining and other taxes of $58 million (2019 – $83 million).

 3 See the “Non-IFRS Financial Measures” section.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

North America	709	832	(15)	3,774	3,389	11	188	245	(23)

Offshore	987	1,421	(31)	6,396	6,247	2	154	228	(32)

	1,696	2,253	(25)	10,170	9,636	6	167	234	(29)

Cost of goods sold	878	892	(2)				87	93	(6)

Gross margin - manufactured	818	1,361	(40)				80	141	(43)

Gross margin - other [1]	-	1	(100)	Depreciation and amortization			32	34	(6)

Gross margin - total	818	1,362	(40)	Gross margin excluding depreciation

Expenses [2]	199	242	(18)	and amortization - manufactured			112	175	(36)

EBIT	619	1,120	(45)	Potash cash cost of product

Depreciation and amortization	329	324	2	manufactured			55	60	(8)

EBITDA	948	1,444	(34)
Impairment of assets	22	-	n/m
Adjusted EBITDA	970	1,444	(33)

 1 Includes other potash and purchased products and is comprised of net sales of $Nil million (2019 – $1 million) less cost of goods sold of $Nil (2019 – $Nil).

 2 Includes provincial mining and other taxes of $161 million (2019 – $237 million).

•

Adjusted EBITDA decreased in the third quarter and first nine months of 2020 due to lower global potash prices. This was partially offset by higher sales volumes and lower cost of goods sold per tonne.

•

Sales volumes in the third quarter of 2020 were the second highest of any quarter on record while sales volumes in the first nine months of 2020 were the highest on record. Higher sales volumes relative to the same periods last year were supported by strong offshore demand, higher US planted acreage and improved crop fundamentals.

•	Net realized selling price decreased in the third quarter and first nine months of 2020, due to pressure in global benchmark prices.

•

Cost of goods sold per tonne decreased in both periods due to production efficiency gains and the deferral of maintenance projects related to COVID-19 precautions. These factors also lowered the potash cash cost of product manufactured in the third quarter and the first nine months of 2020.

Canpotex Sales by Market

(percentage of sales volumes, except as	Three Months Ended September 30			Nine Months Ended September 30

otherwise noted)	2020	2019	% Change	2020	2019	% Change

Latin America	36	44	(18)	33	31	6

Other Asian markets [1]	20	21	(5)	25	27	(7)

China	23	16	44	22	23	(4)

India	14	12	17	13	11	18

Other markets	7	7	-	7	8	(13)

	100	100		100	100

1 All Asian markets except China and India.

 Nitrogen

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Ammonia	105	144	(27)	546	715	(24)	193	203	(5)

Urea	193	221	(13)	766	726	6	251	304	(17)

Solutions, nitrates and sulfates	143	168	(15)	1,091	1,081	1	131	155	(15)

	441	533	(17)	2,403	2,522	(5)	184	211	(13)

Cost of goods sold	392	416	(6)				164	165	(1)

Gross margin - manufactured	49	117	(58)				20	46	(57)

Gross margin - other [1]	9	16	(44)	Depreciation and amortization			55	50	10

Gross margin - total	58	133	(56)	Gross margin excluding depreciation

Expenses	21	13	62	and amortization - manufactured			75	96	(22)

EBIT	37	120	(69)	Ammonia controllable cash cost of

Depreciation and amortization	131	127	3	product manufactured [2]			47	45	4

EBITDA	168	247	(32)

Impairment of assets	27	-	n/m

Adjusted EBITDA	195	247	(21)

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $99 million (2019 – $69 million) less cost of goods sold of $90 million (2019 – $53 million).

2 See the “Non-IFRS Financial Measures” section.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Ammonia	464	602	(23)	2,048	2,400	(15)	227	251	(10)

Urea	703	739	(5)	2,622	2,342	12	268	315	(15)

Solutions, nitrates and sulfates	500	540	(7)	3,451	3,166	9	145	170	(15)

	1,667	1,881	(11)	8,121	7,908	3	205	238	(14)

Cost of goods sold	1,344	1,345	-				165	170	(3)

Gross margin - manufactured	323	536	(40)				40	68	(41)

Gross margin - other [1]	40	57	(30)	Depreciation and amortization			56	50	12

Gross margin - total	363	593	(39)	Gross margin excluding depreciation

Expenses	29	7	314	and amortization - manufactured			96	118	(19)

EBIT	334	586	(43)	Ammonia controllable cash cost of

Depreciation and amortization	453	394	15	product manufactured			44	44	-

EBITDA	787	980	(20)

Impairment of assets	27	-	n/m

Adjusted EBITDA	814	980	(17)

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $404 million (2019 – $364 million) less cost of goods sold of $364 million (2019 – $307 million).

•

Adjusted EBITDA decreased in the third quarter and first nine months of 2020 as lower net realized selling prices more than offset the benefit of higher sales volumes into North American agricultural markets and lower cost of goods sold per tonne.

•

Sales volumes decreased in the third quarter of 2020 compared to the same period in 2019 due to lower industrial nitrogen demand, particularly for ammonia, and associated operational changes in Trinidad. This was partially offset by higher agriculture-related nitrogen sales. Sales volumes in the first nine months of 2020 were higher compared to the same period in 2019 due to recent expansion projects and strong operating rates at our North American facilities.

•

Net realized selling price of nitrogen was lower in the third quarter and first nine months of 2020 than the same periods last year due to lower global and North American benchmark prices. Third quarter sales commitments in 2020 were weighted towards the beginning of the quarter prior to benchmark price increases.

•

Cost of goods sold per tonne decreased in the third quarter and first nine months of 2020 compared to the same periods in 2019 due to lower natural gas prices and fixed costs. This more than offset higher depreciation and amortization per tonne related to expansion and turnaround work completed in late 2019. Ammonia controllable cash cost of product manufactured per tonne increased in the third quarter due to lower production associated with curtailments in Trinidad. Ammonia controllable cash costs for the first nine months of 2020 were consistent with the same period last year due to lower fixed costs that offset lower production.

Natural Gas Prices in Cost of Production

	Three Months Ended September 30			Nine Months Ended September 30

(US dollars per MMBtu, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change

Overall gas cost excluding realized derivative impact	2.18	2.06	6	2.17	2.47	(12)

Realized derivative impact	0.06	0.22	(73)	0.06	0.14	(57)
Overall gas cost	2.24	2.28	(2)	2.23	2.61	(15)

Average NYMEX	1.98	2.23	(11)	1.88	2.67	(30)

Average AECO	1.62	0.78	108	1.54	1.05	47

•

Gas prices in our cost of production decreased in the third quarter and first nine months of 2020 as lower US gas prices and a lower realized derivative impact more than offset higher Canadian gas prices compared to the same period last year.

 Phosphate

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Fertilizer	172	164	5	542	492	10	317	335	(5)

Industrial and feed	94	106	(11)	166	192	(14)	563	549	3

	266	270	(1)	708	684	4	375	396	(5)

Cost of goods sold	268	284	(6)				379	416	(9)

Gross margin - manufactured	(2)	(14)	86				(4)	(20)	80

Gross margin - other [1]	1	(1)	n/m	Depreciation and amortization			85	85	-

Gross margin - total	(1)	(15)	93	Gross margin excluding depreciation

Expenses	782	9	n/m	and amortization - manufactured			81	65	25

EBIT	(783)	(24)	n/m

Depreciation and amortization	60	58	3

EBITDA	(723)	34	n/m

Impairment of assets	769	-	n/m

Adjusted EBITDA	46	34	35

1 Includes other phosphate and purchased products and is comprised of net sales of $26 million (2019 - $44 million) less cost of goods sold of $25 million (2019 - $45 million).

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Fertilizer	491	635	(23)	1,582	1,664	(5)	310	382	(19)

Industrial and feed	304	321	(5)	551	578	(5)	552	555	(1)

	795	956	(17)	2,133	2,242	(5)	373	426	(12)

Cost of goods sold	779	963	(19)				366	429	(15)

Gross margin - manufactured	16	(7)	n/m				7	(3)	n/m

Gross margin - other [1]	4	(4)	n/m	Depreciation and amortization			84	80	5

Gross margin - total	20	(11)	n/m	Gross margin excluding depreciation

Expenses	799	29	n/m	and amortization - manufactured			91	77	18

EBIT	(779)	(40)	n/m

Depreciation and amortization	179	180	(1)

EBITDA	(600)	140	n/m

Impairment of assets	769	-	n/m

Adjusted EBITDA	169	140	21

1 Includes other phosphate and purchased products and is comprised of net sales of $87 million (2019 - $125 million) less cost of goods sold of $83 million (2019 - $129 million).

•

Adjusted EBITDA increased in the third quarter and first nine months of 2020 primarily due to lower cost of goods sold per tonne. As part of our expenses, we recognized a $769 million non-cash impairment of assets which is added back to adjusted EBITDA. This impairment relates to a less favorable long-term outlook of phosphate selling prices and an expected global supply imbalance.

•

Sales volumes increased in the third quarter of 2020 compared to the third quarter last year due to higher fertilizer sales that more than offset lower industrial and feed sales. Sales volumes in the first nine months of 2020 decreased compared to the same period last year primarily due to the conversion of the Redwater phosphate facility to ammonium sulfate in 2019 and lower phosphoric acid exports in 2020.

•

Net realized selling price of phosphate fertilizer sales was lower than in the third quarter of last year due to the lag effect in realized prices, which was partially offset by higher industrial and feed prices. Net realized selling prices in the first nine months of 2020 were lower than the same period last year consistent with declines in global benchmark prices.

•

Cost of goods sold per tonne decreased in the third quarter of 2020 due to lower raw material costs and a favorable non-cash inventory adjustment. Cost of goods sold per tonne decreased significantly in the first nine months of 2020 compared to the same period last year primarily due to both lower raw material costs and a change in estimate related to an asset retirement obligation recorded in the second quarter of 2020.

 Corporate and Others

(millions of US dollars, except as otherwise	Three Months Ended September 30			Nine Months Ended September 30

noted)	2020	2019	% Change	2020	2019	% Change

Sales [1]	23	35	(34)	70	99	(29)

Cost of goods sold	20	35	(43)	63	99	(36)

Gross margin	3	-	n/m	7	-	n/m

Selling expenses	(4)	(5)	(20)	(17)	(14)	21

General and administrative expenses	66	65	2	191	191	-

Provincial mining and other taxes	-	8	(100)	1	13	(92)

Share-based compensation expense (recovery)	29	(21)	n/m	9	95	(91)

Impairment of assets	5	-	n/m	5	33	(85)

Other expenses	67	40	68	153	95	61

EBIT	(160)	(87)	84	(335)	(413)	(19)

Depreciation and amortization	15	10	50	41	32	28

EBITDA	(145)	(77)	88	(294)	(381)	(23)

Merger and related costs	-	21	(100)	-	57	(100)

Acquisition and integration related costs	10	-	n/m	38	-	n/m

Share-based compensation expense (recovery)	29	(21)	n/m	9	95	(91)

Impairment of assets	5	-	n/m	5	33	(85)

COVID-19 related expenses	11	-	n/m	30	-	n/m

Foreign exchange loss, net of related derivatives	13	2	550	4	14	(71)

Loss on disposal of business	6	-	n/m	6	-	n/m

Adjusted EBITDA	(71)	(75)	(5)	(202)	(182)	11

Finance costs	129	147	(12)	401	413	(3)

Income tax (recovery) expense	(264)	40	n/m	(45)	346	n/m

Other comprehensive income (loss)	71	(75)	n/m	(86)	(57)	51

1 Primarily relates to our non-core Canadian business which was sold in the third quarter of 2020.

•

Share-based compensation expense (recovery) - We had an expense for the third quarter of 2020 due to an increase in share price and a recovery for the comparative period in 2019 due to a decrease in share price. We had a lower expense for the first nine months of 2020 as our share price was negatively impacted from market volatility due to the COVID-19 pandemic in the first nine months of 2020.

•

Impairment of assets was lower for the first nine months of 2020 due to a $33 million impairment of our intangible assets as a result of Fertilizantes Heringer S.A. filing for bankruptcy protection in 2019.

•

Other expenses in the third quarter and first nine months of 2020 were higher due to project costs related to our Retail enterprise resource planning system as part of our digital transformation and COVID-19 related expenses. COVID-19 expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs and costs related to construction delays from access limitations and other government restrictions.

•

Finance costs in the third quarter and first nine months of 2020 were slightly lower than the same periods last year. Lower interest rates more than offset higher finance costs incurred as we managed our immediate liquidity position during the initial months of the COVID-19 pandemic.

•

Income tax (recovery) expense – Income tax recoveries were recorded for the third quarter and first nine months of 2020 due to an impairment of assets, discrete tax recoveries primarily related to US legislative changes and a change in jurisdictional earnings composition. The discrete tax recoveries were $48 million and $59 million for the third quarter and first nine months of 2020, respectively.

•

Other comprehensive income (loss) – For the third quarter of 2020, we had higher other comprehensive income from a gain on translation of our Retail operations in Canada and Australia as the Canadian and Australian dollars appreciated relative to the US dollar as global markets rebounded following the COVID-19 pandemic in the early part of 2020. For the first nine months of 2020, we had a higher other comprehensive loss due primarily to a loss on translation of our Retail operations in Brazil as the Brazilian Real declined relative to the US dollar. There were also offsetting impacts from translation of our Canadian and Australian Retail operations.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at

(millions of US dollars, except as otherwise noted)	September 30, 2020	December 31, 2019	$ Change	% Change

Assets

Cash and cash equivalents	465	671	(206)	(31)

Receivables	5,056	3,542	1,514	43

Inventories	3,829	4,975	(1,146)	(23)

Prepaid expenses and other current assets	531	1,477	(946)	(64)

Property, plant and equipment	19,308	20,335	(1,027)	(5)

Liabilities and Equity

Short-term debt	1,644	976	668	68

Current portion of long-term debt	-	502	(502)	(100)

Payables and accrued charges	5,239	7,437	(2,198)	(30)

Long-term debt	10,041	8,553	1,488	17

Retained earnings	6,477	7,101	(624)	(9)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•	Receivables increased due to seasonal Retail sales resulting in higher receivables from customers and vendor rebates receivables.

•	Inventories decreased due to seasonal Retail sales activity.

•

Prepaid expenses and other current assets decreased due to the drawdown of prepaid inventory where Retail typically prepays for products at year-end and takes possession of inventory throughout the year.

•	Property, plant and equipment decreased primarily due to a non-cash impairment of our Phosphate production facilities as described in Note 3 to the interim financial statements.

•	Short-term debt increased from commercial paper issuances as part of our seasonal working capital management.

•

Payables and accrued charges decreased due to lower customer prepayments as Retail customers took delivery of prepaid products. This was partially offset by an increase related to a shift in timing of vendor payments.

•

Long-term debt (including current portion) increased due to the addition of $1.5 billion in notes issued in May 2020 exceeding the repayment of $500 million in notes that matured in the first quarter of 2020.

•	Retained earnings decreased due to dividends declared exceeding net earnings.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We managed our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. As further developments and impacts of COVID-19 are highly uncertain and cannot be predicted, we continue to monitor our liquidity position. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Key uses and sources of cash and cash equivalents in the third quarter and/or nine months ended September 30, 2020 included:

•

Investments in capital assets to sustain and grow our safe, reliable and cost-efficient operations. Sustaining capital expenditures were $203 million in the third quarter of 2020 and were $511 million in the first nine months of 2020. Investing capital expenditures were $96 million in the third quarter of 2020 and were $360 million for the first nine months of 2020.

•

Returns to our shareholders through dividends and share repurchases (See Note 9 to the interim financial statements). Dividends paid were $257 million in the third quarter of 2020 and were $771 million for the first nine months of 2020. Share repurchases were $nil in the third quarter of 2020 and were $160 million in the first nine months of 2020.

•	Other financing activities including the following:
•	Issued $1.5 billion of notes on May 13, 2020. See Note 8 to the interim financial statements.
•	Drew down $446 million and $801 million from our commercial paper during the three and nine months ended September 30, 2020, respectively.
•	Repaid at maturity $500 million of 4.875 percent notes during the nine months ended September 30, 2020. See Note 8 to the interim financial statements.
•

Established new committed revolving credit facilities totaling approximately $1.5 billion in March and April 2020, in response to the market uncertainty caused by the COVID-19 pandemic. We closed these credit facilities after the issuance of the new notes, as described above. During the first nine months of 2020, we drew down from and later repaid $3.5 billion of our revolving credit facilities to provide additional liquidity in the volatile market caused by the COVID-19 pandemic.

Sources and Uses of Cash

(millions of US dollars, except as otherwise	Three Months Ended September 30			Nine Months Ended September 30

noted)	2020	2019	% Change	2020	2019	% Change

Cash (used in) provided by operating activities	(685)	589	n/m	545	1,246	(56)

Cash used in investing activities	(356)	(904)	(61)	(1,209)	(2,133)	(43)

Cash provided by (used in) financing activities	85	272	(69)	465	(837)	n/m

Effect of exchange rate changes on cash and cash equivalents	6	(5)	n/m	(7)	(22)	(68)

Decrease in cash and cash equivalents	(950)	(48)	n/m	(206)	(1,746)	(88)

Cash and cash equivalents decreased by $950 million in the third quarter of 2020 compared to a decrease of $48 million in 2019 as a result of lower cash from our operating activities mainly due to lower crop nutrient prices and comparatively strong results in the third quarter of 2019. We also settled more trade payables due to the shift in timing of vendor payments from the second to third quarter of 2020.

As cash from operations decreased, we lowered our spend in investing activities through:

•	A $305 million decrease in cash used for acquisitions compared to the same period in 2019. We acquired Ruralco in the third quarter of 2019 with no similar acquisition in the third quarter of 2020.
•

A $276 million decrease in capital expenditures compared to the same period in 2019 as we deferred or reduced capital projects mainly due to lower crop nutrient prices, as well as COVID-19 precautions.

Cash and cash equivalents decreased by $206 million in the nine months ended September 30, 2020 compared to a decrease of $1.7 billion in the nine months ended September 30, 2019.

Cash from our operating activities decreased as a result of lower crop nutrient prices. Despite this decrease, we had a $933 million decrease in short-term debt net proceeds compared to the same period in 2019, due to improved working capital management.

The decrease in our cash from operating activities was partially offset by:

•	An approximately $900 million decrease in cash used for Retail acquisitions and capital expenditures compared to the same period in 2019.
•	A decrease of $1.8 billion in cash payments to shareholders in the form of share repurchases compared to the same period in 2019.
•	A $503 million decrease in long-term debt repayments compared to the same period in 2019.

Capital Structure and Management

Principal Debt Instruments

In response to the COVID-19 pandemic, we continue to monitor our liquidity position. We added new credit facilities of $1.5 billion in March and April 2020, which we subsequently closed in May 2020 after the issuance of the new notes described below. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We are in compliance with our debt covenants and did not have any changes to our credit ratings in the nine months ended September 30, 2020.

Short-term Debt

	As at September 30, 2020

(millions of US dollars)	Rate of Interest (%)	Total Facility Limit	Outstanding and Committed	Remaining Available

Credit facilities

Unsecured revolving term credit facility	NIL	4,500	-	4,500

Uncommitted revolving demand facility	NIL	500	-	500

Other credit facilities [1]	0.8 - 9.5	600	193	407

Commercial paper	0.2 - 0.6		1,451

Total			1,644

1 Other credit facilities are unsecured and consist of South American facilities with debt of $143 (December 31, 2019 – $149) and interest rates ranging from 2.0 percent to 9.5 percent, Australian facilities with debt of $24 (December 31, 2019 – $157) and an interest rate of 1.3 percent, and other facilities with debt of $26 (December 31, 2019 – $20) and interest rates ranging from 0.8 percent to 4.0 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Long-term Debt

Our long-term debt consists primarily of notes. See the “Capital Structure and Management” section of our 2019 Annual Report for information on balances, rates and maturities for our notes. On May 13, 2020, we issued $1.5 billion in notes. See Note 8 to the interim financial statements. During the first quarter of 2020, we repaid the $500 million 4.875 percent notes that matured March 30, 2020.

Outstanding Share Data

As at October 30, 2020

Common shares	569,145,935

Options to purchase common shares	11,123,020

For more information on our capital structure and management, see Note 26 to our 2019 financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018

Sales	4,205	8,416	4,186	3,442	4,169	8,693	3,719	3,762

Net earnings (loss) from continuing operations	(587)	765	(35)	(48)	141	858	41	296

Net earnings from discontinued operations	-	-	-	-	-	-	-	2,906

Net earnings (loss)	(587)	765	(35)	(48)	141	858	41	3,202

Adjusted EBITDA	670	1,721	508	664	787	1,870	704	924

Earnings (loss) per share (“EPS”) from continuing operations

Basic	(1.03)	1.34	(0.06)	(0.08)	0.25	1.48	0.07	0.48

Diluted	(1.03)	1.34	(0.06)	(0.08)	0.24	1.47	0.07	0.48

EPS

Basic	(1.03)	1.34	(0.06)	(0.08)	0.25	1.48	0.07	5.23

Diluted	(1.03)	1.34	(0.06)	(0.08)	0.24	1.47	0.07	5.22

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Since the fourth quarter of 2019, Potash earnings have been impacted by lower net realized selling prices caused by a temporary slowdown in global demand. In the fourth quarter of 2018, earnings were impacted by $2.9 billion in after-tax gains on the sales of our investments in Sociedad Quimica y Minera de Chile S.A. and Arab Potash Company, which were categorized as discontinued operations. In the third quarter of 2020, earnings were impacted by non-cash impairments of property, plant and equipment primarily in the Phosphate segment as a result of lower forecasted global phosphate prices.

Risk Factors

Coronavirus Disease (COVID-19) Pandemic

Epidemics, pandemics or other such crises or public health concerns in regions of the world where we have operations or source material or sell products could impact or disrupt our business. Specifically, the ongoing COVID-19 outbreak has resulted in travel restrictions and extended shutdowns of certain businesses around the world, as well as a deterioration of general economic conditions. These or any governmental or other regulatory responses or developments or health concerns in countries in which we operate could result in operational restrictions or social and economic instability, or labor shortages. More specifically, there remains uncertainty relating to the potential impact that COVID-19 could ultimately have on our business. It is still possible that COVID-19 could impact our operations, create supply chain disruptions and/or limit our ability to timely sell or distribute our products in the future, which would negatively impact our business, financial condition and operating results. It is also possible that COVID-19 could negatively impact our customers, even though the agriculture sector is classified as an essential service. Any significant long-term downturn in the global economy or agricultural markets could impact the Company’s access to capital or credit ratings, or our customers’ access to liquidity, which could increase our counterparty credit exposure.

Critical Accounting Estimates

Our critical accounting policies are disclosed in our 2019 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board. Our critical accounting estimates are discussed on page 54 of our 2019 Annual Report. Other than the critical accounting estimates discussed below, there were no significant changes in the first nine months of 2020.

Long-lived Asset Impairment

During the three and nine months ended September 30, 2020, we identified an impairment indicator in our Phosphate cash generating units (“CGUs”) due to lower long-term forecasted global phosphate prices and recorded impairments of assets in the statement of (loss) earnings relating to our property plant and equipment at Aurora and White Springs of $545 million and $215 million, respectively. See Note 3 to the interim financial statements.

The recoverable values of Aurora and White Springs are most sensitive to the following key assumptions: our internal sales price forecasts which consider projections from an independent third-party data source, discount rates, long-term growth rates, and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, mineral reserve technical reports, as well as industry and market trends.

The following table highlights sensitivities to the recoverable value which could result in additional impairment losses or reversals of previously recorded losses. The sensitivities have been calculated independently of changes in other key variables.

	Aurora

Key Assumptions		Change in Assumption		Increase (Decrease) to Recoverable Value ($ millions)

Net selling price	±	10 per tonne	±	150

Discount rate	±	1.0 percentage point	±	120

For our White Springs CGU, there were no reasonably possible changes in the key assumptions that would result in a substantial change in the recoverable value.

At September 30, 2020, we performed impairment testing on the Trinidad CGU, part of our Nitrogen segment, due to the indefinite closure of an ammonia plant in response to market conditions and lower long-term forecasted global ammonia prices. No impairment resulted from comparing the carrying value of the Trinidad CGU to its recoverable value determined on a fair value less costs of disposal (“FVLCD”) methodology. FVLCD was based on after-tax discounted cash flows (using a five-year projection and a 2.0% terminal growth rate) discounted at a post-tax rate of 12.6%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Trinidad CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value

Net selling price (5-year average)	4 percent decrease

Production volumes (5-year average)	5 percent decrease

Discount rate (post-tax)	0.9 percentage point increase

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been changes to our internal control over financial reporting during the quarter ended June 30, 2020. As part of our digital transformation, we have implemented a new enterprise resource planning system in the Retail segment resulting in a more automated control environment for our Canadian and Loveland Products operations. This change continues to materially affect our internal control over financial reporting.

As a result of the acquisition of Ruralco and the integration of the Australian Retail operations, the internal control over the Australian Retail operations will come into scope of the Company’s internal control over financial reporting for the fourth quarter of 2020. The acquisition of Ruralco was previously excluded from management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 due to the proximity of the acquisition to year-end. The integration of the Australian Retail operations is expected to materially affect our internal control over financial reporting.

COVID-19 has also affected our business. During the quarter, corporate office staff and many site administrative staff have worked from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. This change has not materially affected our internal control over financial reporting.

Except as discussed herein, there have been no changes during the quarter ended September 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included and incorporated by reference in this document constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2020 annual guidance, including expectations regarding our adjusted net earnings per share, adjusted EBITDA (consolidated and by segment); capital spending expectations for 2020; expectations regarding our liquidity; expectations regarding performance of our operating segments in 2020, including the impact of our ammonia plant closure on our Nitrogen segment; our operating segment market outlooks and market conditions for 2020, including the impact of COVID-19 thereon, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of import and export volumes; and acquisitions and divestitures, and the expected synergies associated with various acquisitions, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2020 and in the future; our expectations regarding the impacts, direct and indirect, of COVID-19 on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; and the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our expected adjusted net earnings per share and adjusted EBITDA (consolidated and by segment) guidance ranges are to assist readers in understanding our expected financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and Definitions” section of our 2019 Annual Report dated February 19, 2020. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Investors@nutrien.com

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Tuesday, November 3, 2020 at 10:00 am Eastern Time.

•	In order to expedite access to our conference call, each participant will be required to pre-register for the event:
•	Online: http://www.directeventreg.com/registration/event/9668938.
•	Via Phone: 1-888-869-1189 Conference ID 9668938.
•

Once the registration is complete, a confirmation will be sent providing the dial in number and both the Direct Event Passcode and your unique Registrant ID to join this call. For security reasons, please do not share your information with anyone else.

•	Live Audio Webcast: Visit http://www.nutrien.com/investors/events/2020-q3-earnings-conference-call

Appendix A - Selected Additional Financial Data

Selected Retail measures	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	33	31	27	24

Crop protection products	43	39	40	42

Seed	n/m	20	43	44
All products	25	27	27	28

Crop nutrients sales volumes (tonnes - thousands)

North America	1,159	1,202	7,683	7,254

International	741	533	2,364	1,677

Total	1,900	1,735	10,047	8,931

Crop nutrients selling price per tonne

North America	413	467	423	471

International	407	389	356	395

Total	411	443	407	457

Crop nutrients gross margin per tonne

North America	116	114	102	103

International	61	70	47	57

Total	94	101	89	95

Financial performance measures			2020 Target	2020 Actuals

Retail Adjusted EBITDA to sales (%) [1,2]			10	10

Retail adjusted average working capital to sales (%) [1,2]			21	17

Retail cash operating coverage ratio (%) [1,2]			61	62

Retail Adjusted EBITDA per US selling location (thousands of US dollars) [1,2]			1,000	1,031

1 Rolling four quarters ended September 30, 2020.

2 See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at September 30, 2020

(millions of US dollars)	Current	31-90 days past due	>90 days past due	Allowance [2]	Total

Nutrien Financial receivables [1]	1,661	37	35	(22)	1,711

1 See the “Non-IFRS Financial Measures” section.

2 Allowance for expected credit losses of receivables from customers.

Selected Nitrogen measures	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Sales volumes (tonnes - thousands)

Fertilizer	1,426	1,304	5,010	4,204

Industrial and feed	977	1,218	3,111	3,704

Net sales (millions of US dollars)

Fertilizer	280	316	1,108	1,155

Industrial and feed	161	217	559	726

Net selling price per tonne

Fertilizer	196	243	221	275

Industrial and feed	166	178	180	196

Production measures	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Potash production (Product tonnes - thousands)	3,430	2,977	9,811	9,761

Potash shutdown weeks [1]	4	11	38	27

Nitrogen production (Ammonia tonnes - thousands) [2]	1,413	1,529	4,479	4,763

Ammonia operating rate (%) [3]	91	85	93	90

Phosphate production (P2O5 tonnes - thousands) [4]	354	374	1,083	1,124

Phosphate P2O5 operating rate (%) [4]	83	87	85	88

1 Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

2 All figures are provided on a gross production basis.

3 Excludes Trinidad and Joffre.

4 Excludes Redwater.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s performance, that either exclude or include amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As non-recurring, unusual or other non-operational items arise, we generally exclude these items in our calculation.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, Merger and related costs, certain acquisition and integration related costs, share-based compensation, impairment of assets, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses and loss on disposal of business. In the first and third quarter of 2020, respectively, we have amended our calculation of adjusted EBITDA to adjust for the impact of COVID-19 related expenses and loss on disposal of business. There were no similar expenses in the comparative period. To align with the change in our segment performance measure effective in the third quarter of 2020, we will primarily use Adjusted EBITDA going forward as our consolidated performance measure.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended September 30		Nine Months Ended September 30

(millions of US dollars)	2020	2019 [1]	2020	2019 [1]
Net (loss) earnings	(587)	141	143	1,040
Finance costs	129	147	401	413
Income tax (recovery) expense	(264)	40	(45)	346
Depreciation and amortization	500	457	1,490	1,363
EBITDA	(222)	785	1,989	3,162
Merger and related costs	-	21	-	57
Acquisition and integration related costs	10	-	38	-
Share-based compensation expense (recovery)	29	(21)	9	95
Impairment of assets	823	-	823	33
COVID-19 related expenses	11	-	30	-
Foreign exchange loss, net of related derivatives	13	2	4	14
Loss on disposal of business	6	-	6	-
Adjusted EBITDA	670	787	2,899	3,361

1 In the fourth quarter of 2019, we amended our calculations of adjusted EBITDA and restated the comparative periods to exclude the impact of foreign exchange gain/loss, net of related derivatives, as foreign exchange changes are not indicative of our operating performance.

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Net earnings (loss) before certain acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses (including those recorded under finance costs), loss on disposal of business and impairment of assets, net of tax. In 2020, we have amended our calculation of adjusted net loss to adjust for the impact of COVID-19 related expenses and loss on disposal of business.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended September 30, 2020			Nine Months Ended September 30, 2020
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net (loss) earnings		(587)	(1.03)		143	0.25

Adjustments:

Acquisition and integration related costs	10	8	0.01	38	31	0.06

Share-based compensation expense	29	23	0.04	9	7	0.01

Impairment of assets	823	661	1.16	823	661	1.16

COVID-19 related expenses	14	11	0.02	45	36	0.06

Foreign exchange loss, net of related derivatives	13	10	0.02	4	3	0.01

Loss on disposal of business	6	5	0.01	6	5	0.01

Adjusted net earnings		131	0.23		886	1.56

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures. We also calculate a similar measure which includes changes in non-cash operating working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2020	2019	2020	2019

Cash from operations before working capital changes	483	585	2,145	2,686

Sustaining capital expenditures	(203)	(256)	(511)	(667)

Free cash flow	280	329	1,634	2,019

Changes in non-cash operating working capital	(1,168)	4	(1,600)	(1,440)

Free cash flow including changes in non-cash operating working capital	(888)	333	34	579

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2020	2019	2020	2019

Total COGS - Potash	303	303	878	892

Change in inventory	4	(26)	(28)	(1)

Other adjustments	-	(4)	(5)	(16)

COPM	307	273	845	875

Depreciation and amortization included in COPM	(124)	(87)	(305)	(292)

Cash COPM	183	186	540	583

Production tonnes (tonnes - thousands)	3,430	2,977	9,811	9,761

Potash cash COPM per tonne	53	62	55	60

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2020	2019	2020	2019

Total COGS - Nitrogen	482	469	1,708	1,652

Depreciation and amortization in COGS	(113)	(109)	(395)	(340)

Cash COGS for products other than ammonia	(287)	(262)	(1,017)	(952)

Ammonia

Total cash COGS before other adjustments	82	98	296	360

Other adjustments [1]	(11)	(2)	(46)	(35)

Total cash COPM	71	96	250	325

Natural gas and steam costs	(45)	(62)	(164)	(221)

Controllable cash COPM	26	34	86	104

Production tonnes (net tonnes [2] - thousands)	557	755	1,945	2,343

Ammonia controllable cash COPM per tonne	47	45	44	44

1 Includes changes in inventory balances and other adjustments.

2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail Adjusted EBITDA to Sales

Most directly comparable IFRS financial measure: Retail adjusted EBITDA divided by Retail sales.

Definition: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A higher or lower percentage represents increased or decreased efficiency, respectively. In the third quarter of 2020, we revised this measure from EBITDA to Adjusted EBITDA to align with how we evaluate Retail results. There were no changes to this measure as a result of the change.

	Rolling four quarters ended September 30, 2020
(millions of US dollars, except as otherwise noted)	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Total
Adjusted EBITDA	231	7	964	162	1,364
Sales	2,171	2,649	6,749	2,720	14,289
Adjusted EBITDA to sales (%)					10

Nutrien Financial Receivables

Most directly comparable IFRS financial measure: Receivables.

Definition: Nutrien Financial receivables are a subcategory of US Retail receivables managed in the Nutrien Financial portfolio, segregated predominately according to credit quality. We manage our credit portfolio based on a combination of customer credit metrics, experience with the customer and by managing exposure to any single customer.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate overall credit risk.

(millions of US dollars)	As at September 30, 2020
Nutrien Financial receivables	1,711
Non-Nutrien Financial receivables	3,345
Receivables	5,056

Retail Adjusted Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco) during the first year following the acquisition. We have amended our calculation to adjust for the sales of certain recently acquired businesses.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended September 30, 2020
(millions of US dollars, except as otherwise noted)	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Average/Total
Working capital	1,759	2,288	2,030	3,216
Working capital from certain recent acquisitions	(138)	(108)	63	-
Adjusted working capital	1,621	2,180	2,093	3,216	2,278

Sales	2,171	2,649	6,749	2,720
Sales from certain recent acquisitions	(249)	(348)	(338)	-
Adjusted sales	1,922	2,301	6,411	2,720	13,354
Adjusted average working capital to sales (%)					17

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses as a percentage of Retail gross margin.

Definition: Retail operating expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended September 30, 2020
(millions of US dollars, except as otherwise noted)	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Total
Operating expenses [1]	667	677	811	669	2,824
Depreciation and amortization in operating expenses	(160)	(153)	(161)	(167)	(641)
Operating expenses excluding depreciation and amortization	507	524	650	502	2,183

Gross margin	736	529	1,612	661	3,538
Depreciation and amortization in cost of goods sold	2	2	2	3	9
Gross margin excluding depreciation and amortization	738	531	1,614	664	3,547
Cash operating coverage ratio (%)					62

1 Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.

Retail Adjusted EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US adjusted EBITDA.

Definition: Total Retail US adjusted EBITDA for the last four rolling quarters, adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. This measure includes locations we have owned for more than 12 months. In the third quarter of 2020, we revised this measure from US EBITDA to US adjusted EBITDA to align with how we evaluate Retail results. There were no changes to this measure as a result of the change.

	Rolling four quarters ended September 30, 2020

(millions of US dollars, except as otherwise noted)	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Total
Adjusted US EBITDA	143	(44)	766	86	951
Adjustments for acquisitions					(11)
Adjusted US EBITDA adjusted for acquisitions					940

Number of US selling locations adjusted for acquisitions					912
Adjusted EBITDA per US selling location (thousands of US dollars)					1,031

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of (Loss) Earnings

		Three Months Ended September 30		Nine Months Ended September 30

	Note	2020	2019	2020	2019

			Note 1		Note 1

SALES	2	4,205	4,169	16,807	16,581

Freight, transportation and distribution		204	210	653	596

Cost of goods sold		3,004	2,819	12,129	11,558

GROSS MARGIN		997	1,140	4,025	4,427

Selling expenses		676	607	2,081	1,835

General and administrative expenses		107	97	312	287

Provincial mining and other taxes		58	92	163	253

Share-based compensation expense (recovery)		29	(21)	9	95

Impairment of assets	3	823	-	823	33

Other expenses	4	26	37	138	125

(LOSS) EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		(722)	328	499	1,799

Finance costs		129	147	401	413

(LOSS) EARNINGS BEFORE INCOME TAXES		(851)	181	98	1,386

Income tax (recovery) expense	5	(264)	40	(45)	346

NET (LOSS) EARNINGS		(587)	141	143	1,040

NET (LOSS) EARNINGS PER SHARE (“EPS”)

Basic		(1.03)	0.25	0.25	1.78

Diluted		(1.03)	0.24	0.25	1.77

Weighted average shares outstanding for basic EPS		569,146,000	572,887,000	569,818,000	585,421,000

Weighted average shares outstanding for diluted EPS		569,146,000	573,702,000	569,818,000	586,335,000

Condensed Consolidated Statements of Comprehensive (Loss) Income

	Three Months Ended September 30		Nine Months Ended September 30

(Net of related income taxes)	2020	2019	2020	2019

NET (LOSS) EARNINGS	(587)	141	143	1,040

Other comprehensive income (loss)

Items that will not be reclassified to net (loss) earnings:

Net actuarial gain on defined benefit plans	-	-	3	-

Net fair value loss on investments	(4)	(11)	(25)	(26)

Items that have been or may be subsequently reclassified to net (loss) earnings:

Gain (loss) on currency translation of foreign operations	69	(71)	(52)	(36)

Other	6	7	(12)	5

OTHER COMPREHENSIVE INCOME (LOSS)	71	(75)	(86)	(57)

COMPREHENSIVE (LOSS) INCOME	(516)	66	57	983

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30

	Note	2020	2019	2020	2019

			Note 1		Note 1

OPERATING ACTIVITIES

Net (loss) earnings		(587)	141	143	1,040

Adjustments for:

Depreciation and amortization		500	457	1,490	1,363

Share-based compensation expense (recovery)		29	(21)	9	95

Impairment of assets	3	823	-	823	33

(Recovery of) provision for deferred income tax		(161)	31	(99)	178

Other long-term liabilities and miscellaneous		(121)	(23)	(221)	(23)

Cash from operations before working capital changes		483	585	2,145	2,686

Changes in non-cash operating working capital:

Receivables		692	624	(1,455)	(1,427)

Inventories		407	541	1,153	1,239

Prepaid expenses and other current assets		(77)	(23)	936	801

Payables and accrued charges		(2,190)	(1,138)	(2,234)	(2,053)

CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(685)	589	545	1,246

INVESTING ACTIVITIES

Additions to property, plant and equipment		(266)	(518)	(927)	(1,177)

Additions to intangible assets		(19)	(43)	(87)	(118)

Business acquisitions, net of cash acquired	10	(43)	(348)	(216)	(837)

Proceeds from disposal of discontinued operations, net of tax		-	-	-	55

Purchase of investments		(13)	(42)	(79)	(164)

Other		(15)	47	100	108

CASH USED IN INVESTING ACTIVITIES		(356)	(904)	(1,209)	(2,133)

FINANCING ACTIVITIES

Transaction costs on long-term debt		-	-	(15)	(29)

Proceeds from short-term debt, net		397	575	601	1,534

Proceeds from long-term debt	8	14	-	1,520	1,510

Repayment of long-term debt	8	-	(11)	(507)	(1,010)

Repayment of principal portion of lease liabilities		(69)	(49)	(203)	(166)

Dividends paid	9	(257)	(244)	(771)	(764)

Repurchase of common shares	9	-	-	(160)	(1,930)

Issuance of common shares		-	1	-	18

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		85	272	465	(837)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		6	(5)	(7)	(22)

DECREASE IN CASH AND CASH EQUIVALENTS		(950)	(48)	(206)	(1,746)

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		1,415	616	671	2,314

CASH AND CASH EQUIVALENTS – END OF PERIOD		465	568	465	568

Cash and cash equivalents comprised of:

Cash		328	326	328	326

Short-term investments		137	242	137	242

		465	568	465	568

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		85	111	334	353

Income taxes paid		27	46	92	1

Total cash outflow for leases		78	89	266	253

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value Loss on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

BALANCE – DECEMBER 31, 2018	608,535,477	16,740	231	(7)	-	(251)	(33)	(291)	7,745	24,425

Net earnings	-	-	-	-	-	-	-	-	1,040	1,040

Other comprehensive (loss) income	-	-	-	(26)	-	(36)	5	(57)	-	(57)

Shares repurchased (Note 9)	(36,066,766)	(992)	-	-	-	-	-	-	(886)	(1,878)

Dividends declared	-	-	-	-	-	-	-	-	(496)	(496)

Effect of share-based compensation including issuance of common shares	431,485	21	13	-	-	-	-	-	-	34

Transfer of net loss on sale of investment	-	-	-	4	-	-	-	4	(4)	-

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	8	8	-	8

BALANCE – SEPTEMBER 30, 2019	572,900,196	15,769	244	(29)	-	(287)	(20)	(336)	7,399	23,076

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869

Net earnings	-	-	-	-	-	-	-	-	143	143

Other comprehensive (loss) income	-	-	-	(25)	3	(52)	(12)	(86)	-	(86)

Shares repurchased (Note 9)	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(770)	(770)

Effect of share-based compensation including issuance of common shares	35,706	1	10	-	-	-	-	-	-	11

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	13	13	-	13

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(3)	-	-	(3)	3	-

BALANCE – SEPTEMBER 30, 2020	569,145,935	15,667	203	(54)	-	(256)	(17)	(327)	6,477	22,020

1 Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2 All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		September 30		December 31

As at	Note	2020	2019	2019

ASSETS

Current assets

Cash and cash equivalents		465	568	671

Receivables		5,056	4,843	3,542

Inventories		3,829	3,873	4,975

Prepaid expenses and other current assets		531	440	1,477

		9,881	9,724	10,665

Non-current assets

Property, plant and equipment	3	19,308	20,045	20,335

Goodwill	10	12,179	11,983	11,986

Other intangible assets		2,352	2,330	2,428

Investments		809	809	821

Other assets		742	538	564

TOTAL ASSETS		45,271	45,429	46,799

LIABILITIES

Current liabilities

Short-term debt	7	1,644	2,287	976

Current portion of long-term debt	8	-	501	502

Current portion of lease liabilities		230	219	214

Payables and accrued charges		5,239	4,615	7,437

		7,113	7,622	9,129

Non-current liabilities

Long-term debt	8	10,041	8,555	8,553

Lease liabilities		847	793	859

Deferred income tax liabilities	5	3,053	3,137	3,145

Pension and other post-retirement benefit liabilities		446	425	433

Asset retirement obligations and accrued environmental costs		1,575	1,662	1,650

Other non-current liabilities		176	159	161

TOTAL LIABILITIES		23,251	22,353	23,930

SHAREHOLDERS’ EQUITY

Share capital	9	15,667	15,769	15,771

Contributed surplus		203	244	248

Accumulated other comprehensive loss		(327)	(336)	(251)

Retained earnings		6,477	7,399	7,101

TOTAL SHAREHOLDERS’ EQUITY		22,020	23,076	22,869

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		45,271	45,429	46,799

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2020

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or the “Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of our 2019 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2019 annual consolidated financial statements.

Certain immaterial 2019 figures have been reclassified in the condensed consolidated statements of (loss) earnings, condensed consolidated statements of cash flows and segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impact of the COVID-19 pandemic. The assessment included estimates of the unknown future impacts of the pandemic using information that is reasonably available at this time. Accounting estimates and other matters assessed include the allowance for expected credit losses of receivables from customers, inventory valuation, goodwill and other long-lived assets, financial assets, tax assets, pension obligation and assets, and revenue recognition. Based on our current assessment, there was not a material impact to these interim financial statements. As additional information becomes available, the future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on November 2, 2020.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. Sales reported under our Corporate and Others segment primarily relates to our non-core Canadian business which was sold in the third quarter of 2020.

In the third quarter of 2020, our Chief Operating Decision Maker changed the measure used to evaluate the performance of our operating segments from net earnings (loss) before finance costs, income taxes, and depreciation and amortization (“EBITDA”) to adjusted EBITDA. Adjusted EBITDA provides a better indication of the segments performance as it excludes the impact of impairments and other costs that are centrally managed by our corporate function. Due to the change in the measurement of the segments, we have presented adjusted EBITDA for the comparative periods.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended September 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,712	634	524	312	23	-	4,205

– intersegment	8	63	103	40	-	(214)	-

Sales – total	2,720	697	627	352	23	(214)	4,205

Freight, transportation and distribution	-	106	87	60	-	(49)	204

Net sales	2,720	591	540	292	23	(165)	4,001

Cost of goods sold	2,059	303	482	293	20	(153)	3,004

Gross margin	661	288	58	(1)	3	(12)	997

Selling expenses	669	3	7	1	(4)	-	676

General and administrative expenses	34	2	3	2	66	-	107

Provincial mining and other taxes	-	58	-	-	-	-	58

Share-based compensation expense	-	-	-	-	29	-	29

Impairment of assets	-	22	27	769	5	-	823

Other (income) expenses	(34)	(1)	(16)	10	67	-	26

(Loss) earnings before finance costs and income taxes	(8)	204	37	(783)	(160)	(12)	(722)

Depreciation and amortization	170	124	131	60	15	-	500

EBITDA	162	328	168	(723)	(145)	(12)	(222)

Acquisition and integration related costs	-	-	-	-	10	-	10

Share-based compensation expense	-	-	-	-	29	-	29

Impairment of assets	-	22	27	769	5	-	823

COVID-19 related expenses	-	-	-	-	11	-	11

Foreign exchange loss, net of related derivatives	-	-	-	-	13	-	13

Loss on disposal of business	-	-	-	-	6	-	6

Adjusted EBITDA	162	350	195	46	(71)	(12)	670

Assets – at September 30, 2020	19,722	12,005	10,805	1,362	1,760	(383)	45,271

	Three Months Ended September 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,489	748	564	333	35	-	4,169

– intersegment	10	68	115	43	-	(236)	-

Sales – total	2,499	816	679	376	35	(236)	4,169

Freight, transportation and distribution	-	107	77	62	-	(36)	210

Net sales	2,499	709	602	314	35	(200)	3,959

Cost of goods sold	1,844	303	469	329	35	(161)	2,819

Gross margin	655	406	133	(15)	-	(39)	1,140

Selling expenses	601	2	7	2	(5)	-	607

General and administrative expenses	28	-	4	-	65	-	97

Provincial mining and other taxes	-	83	1	-	8	-	92

Share-based compensation recovery	-	-	-	-	(21)	-	(21)

Other (income) expenses	(12)	1	1	7	40	-	37

Earnings (loss) before finance costs and income taxes	38	320	120	(24)	(87)	(39)	328

Depreciation and amortization	152	110	127	58	10	-	457

EBITDA	190	430	247	34	(77)	(39)	785

Merger and related costs	-	-	-	-	21	-	21

Share-based compensation recovery	-	-	-	-	(21)	-	(21)

Foreign exchange loss, net of related derivatives	-	-	-	-	2	-	2

Adjusted EBITDA	190	430	247	34	(75)	(39)	787

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Unaudited	In millions of US dollars except as otherwise noted

	Nine Months Ended September 30, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	12,091	1,798	1,925	923	70	-	16,807

– intersegment	27	191	481	146	-	(845)	-

Sales – total	12,118	1,989	2,406	1,069	70	(845)	16,807

Freight, transportation and distribution	-	293	335	187	-	(162)	653

Net sales	12,118	1,696	2,071	882	70	(683)	16,154

Cost of goods sold	9,316	878	1,708	862	63	(698)	12,129

Gross margin	2,802	818	363	20	7	15	4,025

Selling expenses	2,068	7	19	4	(17)	-	2,081

General and administrative expenses	102	5	7	7	191	-	312

Provincial mining and other taxes	-	161	1	-	1	-	163

Share-based compensation expense	-	-	-	-	9	-	9

Impairment of assets	-	22	27	769	5	-	823

Other (income) expenses	(13)	4	(25)	19	153	-	138

Earnings (loss) before finance costs and income taxes	645	619	334	(779)	(335)	15	499

Depreciation and amortization	488	329	453	179	41	-	1,490

EBITDA	1,133	948	787	(600)	(294)	15	1,989

Acquisition and integration related costs	-	-	-	-	38	-	38

Share-based compensation expense	-	-	-	-	9	-	9

Impairment of assets	-	22	27	769	5	-	823

COVID-19 related expenses	-	-	-	-	30	-	30

Foreign exchange loss, net of related derivatives	-	-	-	-	4	-	4

Loss on disposal of business	-	-	-	-	6	-	6

Adjusted EBITDA	1,133	970	814	169	(202)	15	2,899

Assets – at September 30, 2020	19,722	12,005	10,805	1,362	1,760	(383)	45,271

	Nine Months Ended September 30, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	11,022	2,328	2,033	1,099	99	-	16,581

– intersegment	28	178	487	160	-	(853)	-

Sales – total	11,050	2,506	2,520	1,259	99	(853)	16,581

Freight, transportation and distribution	-	252	275	178	-	(109)	596

Net sales	11,050	2,254	2,245	1,081	99	(744)	15,985

Cost of goods sold	8,546	892	1,652	1,092	99	(723)	11,558

Gross margin	2,504	1,362	593	(11)	-	(21)	4,427

Selling expenses	1,816	7	21	5	(14)	-	1,835

General and administrative expenses	82	-	11	3	191	-	287

Provincial mining and other taxes	-	237	2	1	13	-	253

Share-based compensation expense	-	-	-	-	95	-	95

Impairment of assets	-	-	-	-	33	-	33

Other expenses (income)	39	(2)	(27)	20	95	-	125

Earnings (loss) before finance costs and income taxes	567	1,120	586	(40)	(413)	(21)	1,799

Depreciation and amortization	433	324	394	180	32	-	1,363

EBITDA	1,000	1,444	980	140	(381)	(21)	3,162

Merger and related costs	-	-	-	-	57	-	57

Share-based compensation expense	-	-	-	-	95	-	95

Impairment of assets	-	-	-	-	33	-	33

Foreign exchange loss, net of related derivatives	-	-	-	-	14	-	14

Adjusted EBITDA	1,000	1,444	980	140	(182)	(21)	3,361

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended September 30		Nine Months Ended September 30

	2020	2019	2020	2019

Retail sales by product line

Crop nutrients	780	769	4,092	4,082

Crop protection products	1,328	1,318	4,774	4,348

Seed	103	60	1,638	1,613

Merchandise	234	135	703	387

Services and other	275	217	911	620

	2,720	2,499	12,118	11,050

Potash sales by geography

Manufactured product

North America	358	437	1,002	1,084

Offshore [1]	339	379	987	1,421

Other potash and purchased products	-	-	-	1

	697	816	1,989	2,506

Nitrogen sales by product line

Manufactured product

Ammonia	129	172	576	713

Urea	214	239	780	801

Solutions, nitrates and sulfates	177	193	606	613

Other nitrogen and purchased products	107	75	444	393

	627	679	2,406	2,520

Phosphate sales by product line

Manufactured product

Fertilizer	216	205	622	752

Industrial and feed	105	119	342	359

Other phosphate and purchased products	31	52	105	148

	352	376	1,069	1,259

1 Relates to Canpotex Limited (“Canpotex”) (Note 12).

NOTE 3  IMPAIRMENT OF ASSETS

During the three and nine months ended September 30, 2020, we recorded the following impairments of assets in the statement of (loss) earnings relating to our property plant and equipment:

Cash-generating units (“CGUs”)	Aurora	White Springs
Segment	Phosphate
Impairment indicator	Lower long-term forecasted global phosphate prices
Pre-tax impairment loss ($)	545	215
Recoverable value ($)	995 (post-tax)	160 (pre-tax)
Valuation technique	Fair value less costs of disposal (“FVLCD”) a Level 3 measurement	Value in use
Key assumptions
End of mine life (proven and probable reserves) (year)	2050	2029
Long-term growth rate (%)	2.0	n/a
Post-tax discount rate (%)	10.5	12.0 (pre-tax - 16.0)

For our Aurora CGU, the recoverable value was based on after-tax discounted cash flows (using a five-year projection and a terminal year thereafter to the expected mine life), which incorporated assumptions an independent market participant would apply. For our White Springs CGU, the recoverable value was based on pre-tax discounted cash flows until the end of the mine life.

The recoverable value is most sensitive to the following key assumptions: our internal sales price forecasts which consider projections from an independent third-party data source, discount rates, long-term growth rates, and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, mineral reserve technical reports, as well as industry and market trends.

Unaudited	In millions of US dollars except as otherwise noted

The following table highlights sensitivities to the recoverable value which could result in additional impairment losses or reversals of previously recorded losses. The sensitivities have been calculated independently of changes in other key variables.

	Aurora
Key Assumptions		Change in Assumption		Increase (Decrease) to Recoverable Value ($)

Net selling price	±	10 per tonne	±	150

Discount rate	±	1.0 percentage point	±	120

For our White Springs CGU, there were no reasonably possible changes in the key assumptions that would result in a substantial change in the recoverable value.

At September 30, 2020, we performed impairment testing on the Trinidad CGU, part of our Nitrogen segment, due to the indefinite closure of an ammonia plant in response to market conditions and lower long-term forecasted global ammonia prices. No impairment resulted from comparing the carrying value of the Trinidad CGU to its recoverable value determined on a FVLCD methodology. FVLCD was based on after-tax discounted cash flows (using a five-year projection and a 2.0% terminal growth rate) discounted at a post-tax rate of 12.6%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Trinidad CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value

Net selling price (5-year average)	4 percent decrease

Production volumes (5-year average)	5 percent decrease

Discount rate (post-tax)	0.9 percentage point increase

During the nine months ended September 30, 2020, we also recorded $63 of impairment losses relating to other non-current assets.

NOTE 4  OTHER EXPENSES (INCOME)

	Three Months Ended September 30		Nine Months Ended September 30

	2020	2019	2020	2019

Merger and related costs	-	21	-	57

Acquisition and integration related costs	10	-	38	-

Foreign exchange loss, net of related derivatives	14	2	1	14

Earnings of equity-accounted investees	(23)	(6)	(46)	(53)

Bad debt (recovery) expense	(18)	3	9	38

COVID-19 related expenses	11	-	30	-

Loss on disposal of business	6	-	6	-

Other expenses	26	17	100	69

	26	37	138	125

Unaudited	In millions of US dollars except as otherwise noted

NOTE 5  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30

	2020	2019	2020	2019

Income tax (recovery) expense	(264)	40	(45)	346

Actual effective tax rate on loss/earnings (%)	26	22	14	25

Actual effective tax rate including discrete items (%)	31	22	(47)	25

Discrete tax adjustments that impacted the tax rate	(48)	1	(59)	5

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at September 30, 2020	As at December 31, 2019
Income tax assets

Current	Receivables	50	104

Non-current	Other assets	213	36

Deferred income tax assets	Other assets	258	249

Total income tax assets		521	389

Income tax liabilities

Current	Payables and accrued charges	105	43

Non-current	Other non-current liabilities	40	44

Deferred income tax liabilities	Deferred income tax liabilities	3,053	3,145

Total income tax liabilities		3,198	3,232

NOTE 6  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 12 of the 2019 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	September 30, 2020			December 31, 2019

Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	465	-	465	671	-	671

Derivative instrument assets	31	-	31	5	-	5

Other current financial assets - marketable securities [2]	155	23	132	193	27	166

Investments at FVTOCI [3]	135	135	-	161	161	-

Derivative instrument liabilities	(35)	-	(35)	(33)	-	(33)

Amortized cost

Current portion of long-term debt

Notes and debentures	-	-	-	(494)	-	(503)

Fixed and floating rate debt	-	-	-	(8)	-	(8)

Long-term debt

Notes and debentures	(10,003)	(7,911)	(3,494)	(8,528)	(1,726)	(7,440)

Fixed and floating rate debt	(38)	-	(38)	(25)	-	(25)

1 During the period ended September 30, 2020, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis.

2 Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Ltd.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 7  SHORT-TERM DEBT

Short-term debt was comprised of:

	Rate of Interest (%)	Total Facility Limit as at September 30, 2020	As at September 30, 2020	As at December 31, 2019

Credit facilities

Unsecured revolving term credit facility	NIL	4,500	-	-

Uncommitted revolving demand facility	NIL	500	-	-

Other credit facilities [1]	0.8 - 9.5	600	193	326

Commercial paper	0.2 - 0.6		1,451	650

			1,644	976

1 Other credit facilities are unsecured and consist of South American facilities with debt of $143 (December 31, 2019 – $149) and interest rates ranging from 2.0 percent to 9.5 percent, Australian facilities with debt of $24 (December 31, 2019 – $157) and an interest rate of 1.3 percent, and other facilities with debt of $26 (December 31, 2019 – $20) and interest rates ranging from 0.8 percent to 4.0 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 unsecured revolving term credit facility and excess cash invested in highly liquid securities.

During the nine months ended September 30, 2020, we entered into new committed revolving credit facilities totaling approximately $1,500, all with the same principal covenants and events of default as our existing credit facilities. We closed these credit facilities after the issuance of the new notes as described in Note 8.

NOTE 8  LONG-TERM DEBT

The following tables summarize our long-term debt issuances and repayment activities during the nine months ended September 30, 2020:

	Rate of interest (%)	Maturity	Amount

Notes issued 2020	1.900	May 13, 2023	500

Notes issued 2020	2.950	May 13, 2030	500

Notes issued 2020	3.950	May 13, 2050	500

			1,500

The notes issued in 2020 are unsecured, rank equally with our existing unsecured notes, and have no sinking fund requirements prior to maturity. Each series is redeemable and provides for redemption prior to maturity, at our option, at specified prices.

	Rate of interest (%)	Maturity	Amount

Notes repaid 2020	4.875	March 30, 2020	500

In March 2020, we filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $5,000 of common shares, debt and other securities during a period of 25 months from March 16, 2020. Issuance of securities requires us to file a prospectus supplement and is subject to availability of funding in capital markets. During the nine months ended September 30, 2020, we filed a prospectus supplement to issue $1,500 of notes, as described above.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 9  SHARE CAPITAL

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase

2019 Normal Course Issuer Bid [1]	February 20, 2019	February 26, 2020	42,164,420
2020 Normal Course Issuer Bid [2]	February 18, 2020	February 26, 2021	28,572,458

1 The 2019 normal course issuer bid permitted the repurchase of up to 7 percent of our outstanding common shares for cancellation. As of the expiry date, we had repurchased 33,256,668 of the maximum shares for repurchase.

2 The 2020 normal course issuer bid permits the repurchase of up to 5 percent of our outstanding common shares for cancellation and can expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended September 30		Nine Months Ended September 30

	2020	2019	2020	2019

Number of common shares repurchased for cancellation	-	-	3,832,580	36,066,766

Average price per share (US dollars)	-	-	41.96	52.07

Total cost	-	-	160	1,878

Dividends declared

We declared dividends per share of $0.45 (2019 – $0.45) during the three months ended September 30, 2020, payable on October 16, 2020 to shareholders of record on September 30, 2020 and $1.35 (2019 – $0.88) during the nine months ended September 30, 2020.

NOTE 10  BUSINESS ACQUISITIONS

Ruralco

On September 30, 2019, we acquired Ruralco Holdings Limited (“Ruralco”) for a purchase price, net of cash and cash equivalents acquired, of $330. We have completed our assessment of identifying and measuring all the assets acquired and liabilities assumed. This assessment included a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed. The significant fair value considerations used in determining the allocation of purchase price are consistent with those disclosed in Note 4 of the 2019 annual consolidated financial statements.

Other Acquisitions

During the nine months ended September 30, 2020, we acquired several businesses, the largest of which was Tec Agro Group, a leading agriculture retailer in Brazil. The acquired businesses include 37 Retail locations in North and South America and Australia. Expected benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products and services, an increased customer base and workforce, and synergies between Nutrien and the acquired businesses.

Unaudited	In millions of US dollars except as otherwise noted

The fair values allocated to the acquired assets and assumed liabilities were as follows:

	September 30, 2020
	Ruralco				Other Acquisitions
	Preliminary [1]	Adjustments	Final Fair Value		Preliminary
Receivables	318	(2)	316	[2]	69
Inventories	115	(3)	112		63
Prepaid expenses and other current assets	8	(1)	7		4
Property, plant and equipment	136	4	140		53
Goodwill	207	29	236		184
Other intangible assets	210	(2)	208		-
Investments	15	-	15		-
Other assets	16	(14)	2		-
Total assets	1,025	11	1,036		373
Short-term debt	167	-	167		36
Payables and accrued charges	363	(39)	324		111
Lease liabilities, including current portion	110	-	110		-
Deferred income tax liabilities	42	(11)	31		1
Other non-current liabilities	13	61	74		9
Total liabilities	695	11	706		157
Total consideration	330	-	330		216

1 As previously reported in our second quarter financial statements. We recorded additional adjustments to the preliminary fair value primarily related to changes in the preliminary valuation assumptions, including refinement of our liabilities. All measurement period adjustments were offset against goodwill.

2 Includes receivables from customers with gross contractual amounts of $260, of which $7 are considered to be uncollectible.

Financial information related to business acquisitions is as follows:

Pro Forma [1]	Other Acquisitions

Sales	320

EBIT	24

1 Estimated annual sales and earnings before finance costs and income taxes (“EBIT”) if acquisitions occurred at January 1, 2020.

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020

From date of acquisition	Other Acquisitions	Other Acquisitions

Sales	60	100

EBIT	6	6

NOTE 11  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 12  RELATED PARTY TRANSACTIONS

We sell potash from our Canadian mines for use outside Canada and the United States exclusively to Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	September 30, 2020	December 31 ,2019

Receivables from Canpotex	201	194